Exhibit 99.1

Banco Itaú Chile Files Event Notice announcing 2023 Annual General Shareholder’s Meeting Approvals

SANTIAGO, Chile, April 20, 2023 (GLOBE NEWSWIRE) – BANCO ITAÚ CHILE (NYSE: ITCB; SSE: ITAUCORP) announced that it filed today a Material Event Notice with the Chilean Commission for the Financial Market reporting that in the Annual General Shareholders’ Meeting of Banco Itaú Chile (the “Bank”) held today, shareholders agreed on the matters included in the Material Event.

The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Chile

+56 (2) 2660-1701 / ir@itau.cl / ir.itau.cl